Exhibit 99.B.h.(xv)

Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225

February 6, 2017

Schroder Global Series Trust

Schroder Series Trust
875 Third Avenue, 22nd Floor
New York, NY 10022

Re: Fee and Expense Waivers and Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from March 1, 2017 through February 28, 2019, as follows:

To waive our fees, pay Fund operating expenses, and/or reimburse the applicable fund to the extent that the total annual fund operating expenses of a fund (other than acquired fund fees and expenses, other indirect acquired fund expenses, interest, taxes, and extraordinary expenses) allocable to each fund’s R6 Shares and Investor Shares, as applicable, exceed the following annual rates (based on the average daily net assets attributable to each share class of the applicable fund taken separately):

	R6 Shares	Investor Shares
Schroder Emerging Markets Small Cap Fund	1.50%	1.65%
Schroder Long Duration Investment-Grade Bond Fund	N/A	0.39%
Schroder Short Duration Bond Fund	0.39%	0.54%
Schroder Total Return Fixed Income Fund	N/A	0.40%

This letter agreement may only be terminated during its term by the Boards of Trustees of Schroder Global Series Trust and/or Schroder Series Trust, as applicable.

Sincerely,

Schroder Investment Management North America Inc.

By:	/s/ Mark A. Hemenetz
Name:	Mark A. Hemenetz
Title:	Chief Operating Officer